June 2, 2006
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:	Phelps Dodge Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed February 27, 2006
File No. 001-00082
Dear Mr. Schwall:
     This letter is in response to your May 18, 2006, letter to Mr. Ramiro G. Peru providing comments from the Securities and Exchange Commission staff (the Staff) from its review of Phelps Dodge Corporation’s (the Company, Phelps Dodge, we, us or our) Form 10-K for the fiscal year ended December 31, 2005 (the 2005 10-K). As you will note from the detailed responses set forth below, we have carefully considered the comments of the Staff and have made every effort to provide the additional information requested. Please feel free to contact me if you have any questions.
Form 10-K for the Fiscal Year Ended December 31, 2005
     Items 1. and 2. Business and Properties, page 1
     Phelps Dodge Mining Company, page 2
1.	We note you have entered into certain toll arrangements for the processing of copper and molybdenum at your facilities. Please tell us how you account for these arrangements and identify the accounting principles used to support your accounting policy. It may be helpful to describe the significant contractual terms of these toll arrangements to assist us in understanding how these arrangements are accounted for. In your response, please quantify the amounts recorded in your financial statements as of and for the years ended December 31, 2005, 2004 and 2003, as presented in your filing.
Company Response
As discussed on page 2 of our 2005 10-K, at times the Molybdenum segment roasts and/or processes material on a toll basis; and at times the Manufacturing segment smelts and refines copper and produces copper rod on a toll basis. These toll arrangements require the customer to deliver the appropriate molybdenum- or copper-bearing material to our facilities, which we then process into a product that is returned to the customer. All revenues associated with the conversion of molybdenum and copper in these toll arrangements are recognized in accordance with the provisions of Staff Accounting Bulletin 104, Revenue Recognition, which provides that revenue should be recognized when persuasive evidence of an arrangement exists, services have been rendered, the sales price is determinable and collectibility is reasonably assured. The following provides additional discussion of the types and the accounting for our molybdenum and copper toll arrangements:
•	Molybdenum Toll Arrangements - Our molybdenum concentrate processing facilities at Ft. Madison, Iowa, and Sierrita, Arizona, and our molybdenum roasting operation at Rotterdam, the Netherlands, convert molybdenite concentrates into technical-grade molybdic oxide on a toll basis. In addition, our ferromolybdenum conversion operation at Stowmarket, United Kingdom, converts technical-grade molybdic oxide into ferromolybdenum.

Pursuant to the contract, the customer is responsible for delivering the molybdenum-bearing material to our facilities for processing. The material is converted in accordance with the processing and delivery timeframe provisions agreed upon in the customer contract (e.g., typically the processing and delivery timeframes range from 30 to 45 days). Phelps Dodge does not take title to the material at any time. Once conversion of the material is complete, pursuant to the contract, the customer is notified and the customer is responsible for arranging for the pick-up of their material, which has been segregated by customer. At this time, Phelps Dodge has no further performance obligation; therefore, assuming no collectibility issues, revenue (and the associated production cost) is recognized at the time conversion is complete, and the customer is invoiced based on the volume of material processed and the agreed upon pricing terms.

The toll arrangements are in the form of toll contracts with customers that are either a one-time contract to process a certain volume of material or a contract for an agreed upon timeframe (e.g., annual agreements). Although the specific contract terms are negotiated with individual customers, the Company’s molybdenum toll arrangement contracts generally include the following significant terms: (i) specified approximate volumes for conversion, (ii) pricing terms, which are usually based on an agreed upon conversion price per pound of molybdenum content (e.g., based on the current market conditions for toll conversion) or can be tied to a published price (e.g., Metals Week) for technical-grade molybdic oxide, (iii) terms of delivery (generally, the customer is responsible for delivery and pick-up) and (iv) a provision stating that the materials shall at all times remain the property of the toll customer and the Company has no rights or interest in the materials other than as bailee, and all such converted product is segregated while at Phelps Dodge.

For the years ended December 31, 2005, 2004 and 2003, the Molybdenum segment recognized revenues of $30.9 million, $8.1 million and $9.0 million, respectively, associated with molybdenum toll roasting, and $5.7 million, $4.1 million, and $3.2 million, respectively, associated with molybdenum toll conversion of ferromolybdenum. Included on page 64 of our 2005 10-K, we have provided disclosure of the dollar impact of higher molybdenum tolling revenues in 2005 compared with 2004.

•	Copper Toll Arrangements - The Manufacturing segment produces and ships electrode wire to customers on a toll basis, which allows the customer to weld three-piece cans or metal ducting. Customers are billed only for the fabrication of the product, which does not include the cost of copper material.

Once a customer has delivered the copper-bearing material to our facilities for processing, the material is converted in accordance with the processing and delivery timeframe provisions agreed upon in the customer contract (e.g., typically the processing and delivery timeframes range from 30 to 45 days). Once conversion of the material is complete, assuming no collectibility issues, revenue (and the associated production cost) is recognized in accordance with the terms of delivery, as specified in the customer contract, based on the volume of material shipped and the agreed upon pricing terms.

The toll arrangements are in the form of toll contracts with customers that are either a spot contract or a contract for an agreed upon timeframe (e.g., annual agreements). Although the specific contract terms are negotiated with individual customers, the Company’s copper toll arrangement contracts generally include the following significant terms: (i) specified approximate volumes for conversion, (ii) pricing terms, which include fabrication, delivery and scrap return charges, and are usually based on an agreed upon conversion price per pound of copper, and (iii) terms of delivery.

For the years ended December 31, 2005, 2004 and 2003, the Manufacturing segment recorded total revenues of $9.6 million, $10.5 million, and $11.3 million, respectively, associated with the tolling of electrode can wire. As our copper tolling revenues did not have a material impact on our results of operations, we did not disclose the dollar impact of these revenues in our 2005 10-K.
     Financial Statements
     2. Acquisitions and Divestitures, page 109
2.	We note you recorded a $68.3 million extraordinary gain upon the acquisition of a one-third interest in Chino Mines Company from Heisei Minerals Corporation on December 19, 2003. We understand this gain primarily resulted from a difference in the estimates used to determine Heisei’s portion of the reclamation obligation, which was funded into a trust at the time of acquisition. Please describe in detail the differences in estimates used in Heisei’s valuation of this obligation and your valuation of this obligation on December 19, 2003 that resulted in gain recognition. Additionally, identify the asset retirement obligation related to the reclamation costs associated with the assets held by Chino Mines Company, recorded in your financial statements in accordance with SFAS 143. Identify any difference between the estimates used to calculate the asset retirement obligation under SFAS 143 and the estimates you used to value the obligation on December 19, 2003 at the time of the acquisition transaction.
Company Response
In mid-2002, Heisei Minerals Corporation (Heisei) approached the Company and submitted a draft proposal to sell its one-third ownership interest in the Chino Mines Company (Chino)

partnership stating that it was no longer a strategic fit for its business. Since Heisei’s alternatives for exiting or disposing of its one-third interest were limited by the partnership agreement, the negotiated price reflected significant differences in the timing and amount of the reclamation obligation of the two parties (i.e., in order to exit the partnership, Heisei was obligated for its one-third portion of the reclamation obligation; therefore, we believe its valuation assumptions were based on a scenario in which Chino was immediately closed and Heisei’s obligation began immediately, as contrasted with our operating plan, which reflects continued operations and subsequent reclamation spending over the 100-year period of the closure and closeout plans). Additionally, during this time, the Company was in the process of finalizing its negotiations with the state of New Mexico related to the closure and closeout plans and the related financial assurance amounts. The state of New Mexico’s financial assurance calculations were based on a scenario in which Chino’s closure activities would begin immediately. The applicable state agencies interpret state law to require a conservative assumption that a mine operator might default on its closure and reclamation obligations at any point in time, resulting in immediate mine closure, forfeiture of financial assurance, and commencement of closure and reclamation. Consequently, the schedule of estimated annual cash flows developed to determine the appropriate amount of financial assurance are based upon that assumption.
In contrast, the SFAS No. 143, Accounting for Asset Retirement Obligations, amounts recorded in our financial statements were based on the then-current operating plans for Chino that were site-specific. We used the guidance in paragraph 25 of SFAS No. 143, which states that amounts should be measured using current information, current assumptions and current interest rates to determine the SFAS No. 143 obligation. This differs from the assumptions used to determine the financial assurance amount negotiated with the state of New Mexico, which was the negotiated basis for the Heisei transaction.
The following tables provide the different assumptions used by the state of New Mexico and Phelps Dodge:
(i)	Differences in the discount and escalation rates:

	Discount Rates	Escalation Rates
State of New Mexico	5.00% for years 1 to 12	3.64% for earthwork
	8.00% for years 13 to 100	3.17% for operating and maintenance work

Phelps Dodge	7.00%	2.50%
We believe Heisei’s reclamation obligation was valued on a basis consistent with the financial assurance requirements of the state of New Mexico and the then-existing permits, which covers the 100-year period of the closure and closeout plans.
In contrast, our discount rate represented the credit-adjusted, risk-free rate at the time of the acquisition and was derived from a zero-coupon, risk-free yield curve calculation based on our underlying debt obligations that, at the time, had similar cash flow characteristics. Our escalation rate was derived from the 10-year average of the consumer price index.
(ii)	Differences in the total estimated cash flows:

($ in millions)
Total
Estimated
Cash Flows
State of New Mexico	$395
Phelps Dodge	389

Difference	$6
Total estimated cash flows used in the determination of Heisei’s reclamation obligation were approximately $395 million (undiscounted, unescalated and on a third-party cost basis) and reflect the same estimate used to determine the financial assurance amounts under the existing New Mexico permits over the 100-year period of the closure and closeout plans. At the same time, the total cash flow estimate used to determine our reclamation obligation was approximately $389 million (undiscounted, unescalated and on a third-party cost basis). The $6 million difference between these two estimates primarily relates to costs for our Lake One environmental project which are outside the scope of SFAS No. 143 and are included in the Company’s environmental liability (refer to page 135 of our 2005 10-K for disclosure of the Lake One environmental project).

(iii)	Differences in the timing of total estimated cash flows:

($ in millions)
			Total
	Years	Years	Estimated
	1 to 12	13 to 100	Cash Flows
State of New Mexico	$171	224	395
Phelps Dodge	17	372	389

Difference	$154	(148)	6
The timing of total estimated cash flows used in the determination of Heisei’s reclamation obligation were also based on the state of New Mexico’s assumptions regarding the determination of the financial assurance amounts, which assumed a scenario in which the Chino site was non-operating, and that Chino was unable or unwilling to perform its obligations under the closure and closeout plans, resulting in the state of New Mexico performing all reclamation activities immediately and according to its mandated schedule. To properly reflect the state of New Mexico’s assumption used at the time, the estimated costs associated with the construction of the required water treatment plant, including a portion of the related operating and maintenance costs, and the costs associated with physical reclamation activities, specifically tailing and stockpile reclamation work, including a portion of the related operating and maintenance costs, were projected to occur simultaneously in years 1 to 12 (approximately $171 million).

The state of New Mexico’s scenario also reflected the remaining estimated costs associated with long-term monitoring and water treatment plant operations were projected to occur in years 13 to 100 (approximately $224 million).
In contrast, we developed our cash flow timing estimate based on a viable mine scenario that reflected Chino’s long-term operating plan consistent with its life-of-mine (LOM) analysis in order to calculate its reclamation obligation. Additionally, the cash flow timing estimate also assumed that the reclamation activities would be performed in a systematic manner that would coincide with our then-current long-term operating plan. At the time, there were no immediate plans to cease Chino’s operations and the long-term operating plans estimated that the last year of mine production would be 2018, with residual leaching estimated to cease in 2030. To properly reflect the viable mine assumptions at the time, the estimated costs associated with the reclamation activities for inactive portions of the tailing impoundments were projected to occur in years 1 to 12 (approximately $17 million), and the estimated costs associated with the remainder of the physical reclamation activities for operating portions of the tailings and stockpiles were projected to occur after the mine operations had ceased (approximately $101 million). Finally, the viable mine scenario assumed that the costs associated with the construction of the water treatment plant and the related operating and maintenance costs would commence after residual leaching was estimated to cease, since this water would be re-circulated as part of the long-term operating plan and would not have to be treated until this time (approximately $271 million).
Prior to the acquisition of Heisei’s interest, we recorded our two-thirds portion of the reclamation obligation, based on our respective ownership percentage, to comply with the requirements set forth in the closure and closeout plans. At December 31, 2005, 2004 and 2003, the Company had accrued, on a 100 percent basis, approximately $65 million, $52 million and $39 million, respectively, for Chino’s reclamation obligation.
There were differences in the assumptions used to fair value our acquired one-third portion of the Heisei’s reclamation obligation and the Company’s previously recorded two-thirds portion of the historical reclamation obligation. Simultaneously with the Heisei acquisition, we updated the assumptions used to calculate our historical two-thirds portion of the reclamation obligation, as further discussed in our response to Question 3. The primary difference related to discount rate assumptions, which are summarized as follows:

	Discount Rates	Escalation Rates
Heisei one-third portion	7.00% (all cash flows)	2.50%

Phelps Dodge historical two-thirds:
Implementation — January 1, 2003	9.45% (all cash flows)	2.50%
First revision — June 30, 2003	7.51% (upward revisions); 9.45% (downward revisions)	2.50%
Second revision — December 19, 2003	7.00% (upward revisions); 9.45% and 7.51% (downward revisions)	2.50%
The use of different discount rates to determine the fair value of the acquired one-third portion of the Heisei reclamation obligation and our two-thirds portion of the historical reclamation obligation resulted from our application of the guidance in paragraph 25 of SFAS No. 143, which requires use of current information, current assumptions and current interest rates to reflect the applicable time period in which the revisions to these estimates were made. For example, we used the applicable discount rate at the time of the acquisition to measure the reclamation obligation for the one-third portion and measured the historical two-thirds portion of the reclamation obligation using the discount rate (i) at implementation of SFAS No. 143, which was when the original estimate was recorded, (ii) at June 30, 2003, which was when the first revision to the original estimate was recorded and (iii) at December 19, 2003, which was when the second revision to the original estimate was recorded. Refer to our response to Question 3 for discussion of the triggering events that resulted in these revisions.
As discussed above, to fair value the entire one-third portion of Heisei’s reclamation obligation, the Company utilized a 7.00 percent discount rate (the then-current credit-adjusted, risk-free rate at the time of the acquisition). In contrast, to fair value our historical two-thirds portion of the reclamation obligation, we also applied the guidance in paragraph 15 of SFAS No. 143 by applying (i) the then-current credit-adjusted, risk-free rates to all upward revisions in the cash flow estimates that occurred in a particular quarterly period to reflect the current discount rates at which time the obligation was recognized and (ii) the then-current credit-adjusted, risk-free rates to all downward revisions in the cash flow estimates that occurred in a particular quarterly period to reflect the historical discount rates that were used when the original obligations were recognized. We applied a consistent methodology and approach using a zero-coupon, risk-free yield curve calculation based on our underlying debt obligations that, at the time, had similar cash flow characteristics to develop the then-current credit-adjusted, risk-free rates for all periods. The 2.50 percent escalation rate, which was derived from the 10-year average of the consumer price index, was appropriate and used in both calculations.
3.	We note you made revisions to the estimated cash flows associated with the asset retirement obligation at the Chino and Tyrone mines in 2003. Tell us if the increase in cash flow estimates was recorded before or after the recognition of the extraordinary gain resulting from the acquisition of Heisei’s interest in Chino on December 19, 2003.
Company Response
During 2003, we revised our cash flow estimates for the Chino and Tyrone mines. A portion of these adjustments were recorded in the 2003 second quarter, prior to the acquisition of Heisei’s one-third interest in Chino. The remaining adjustments associated with revisions to cash flow estimates and timing were recorded in the 2003 fourth quarter, essentially simultaneously with the recognition of the extraordinary gain from the acquisition of Heisei’s one-third interest. The revisions to our cash flow estimates and timing have been summarized below and are also discussed on page 122 of our 2003 10-K.
In the 2003 second quarter, the revision to cash flow estimates and timing were reflected in the measurement of the reclamation obligations resulting from an agreement reached in May 2003 with the New Mexico Environmental Department (NMED) and the Mining and Minerals Division (MMD) of the New Mexico Energy, Minerals and Natural Resources Department for the financial assurance requirements as part of the closure plans for our Chino and Tyrone operations. The impact increased the Company’s reclamation obligation by $20.7 million for Tyrone and $0.6 million for Chino (representing Chino’s historical two-thirds portion only).
In the 2003 fourth quarter, the Company further revised its cash flow estimates and timing at Chino resulting from MMD’s approval of Chino’s closeout plan and financial assurance requirements on December 18, 2003. MMD’s action allowed the Company to establish a more definitive time table for certain accelerated reclamation projects associated with stockpile and tailing impoundment reclamation, as specified in the September 2003 agreement. In addition, during the 2003 fourth quarter, Tyrone further defined its closure project listing and cash flow estimates for the accelerated reclamation in accordance with the September 2003 agreement and the October 2003 settlement agreement, which established a detailed schedule for reclamation of the inactive tailing impoundments at Tyrone over an eight-year period. The impact of the revisions to cash flow estimates and timing increased the Company’s reclamation obligations by $18.7 million for Tyrone and $3.9 million for Chino (representing Chino’s historical two-thirds portion only).
The cash flow estimates and timing assumptions used to fair value Chino’s one-third portion of the reclamation obligation at the acquisition date and the historical two-thirds portion of the reclamation obligation in the 2003 fourth quarter were on the same basis and reflect changes in facts and circumstances that were known or existed at the time of the Heisei transaction. Refer to our response to Question 2 for additional discussion.
4.	Tell us if you had any contingent consideration associated with the December 19, 2003 acquisition. Tell us if any of the amounts funded into the trust by Heisei were required to be refunded if the asset retirement obligations were reassessed and adjusted subsequent to the date of the acquisition. Confirm whether you recorded any adjustments to the allocation of amounts recorded upon acquisition of Heisei’s interest subsequent to the date of purchase.
Company Response
As defined in paragraph 25 of SFAS No. 141, Business Combinations, the purchase agreement did not specify any contingent consideration arrangements associated with our acquisition of Heisei’s one-third interest in Chino. Therefore, we did not recognize any associated liability at the date of acquisition nor was disclosure required in accordance with paragraph 51(f) of SFAS No. 141.
The purchase agreement specifically required Heisei to fund one-third of the originally approved financial assurance amount. There were no provisions in the purchase agreement that would provide a refund of the original amount contributed to the trust if the original financial assurance amount was to be reassessed and adjusted subsequent to the date of the acquisition. Therefore, we did not recognize any associated liability at the date of the acquisition nor was disclosure required in accordance with paragraph 51(h) of SFAS No. 141.
Finally, we did not record any material purchase price allocation adjustments to the assets or liabilities recorded upon the acquisition subsequent to the date of purchase that would require disclosure in accordance with paragraph 51(h) of SFAS No. 141.
4. Special Items and Provisions, page 110
5.	The table presented on page 111 subtotals selective operating and non-operating line items from the income statement. Several amounts presented within this table appear to be non-GAAP financial measures and therefore, are not appropriate disclosures within the footnotes to the financial statements. Please revise your filing to remove these measures from your footnotes as they are not presented in accordance with accounting principles generally accepted in the United States.
Company Response
We note your statement regarding non-GAAP financial measures; however, we have historically viewed the above-mentioned table, which summarizes special items and provisions, as supplemental information and not a non-GAAP measure in accordance with Regulation G, Conditions for Use of Non-GAAP Financial Measures. Therefore, we did not view Regulation S-K (e)(1)(ii)(C) as relevant. The Company’s special items and provisions footnote is meant to provide supplemental information of certain income statement line items.
In future filings, we will eliminate the dollar per share disclosures in the tables, and we will also expand our disclosure to more clearly describe why we have selected these particular items. Our footnote disclosure to our Consolidated Financial Statements (for all years presented) in future filings will be substantially consistent with the following presentation reflecting special items using the 2005 10-K information:
4.	Special Items and Provisions and Other Non-Operating Significant Items Affecting Comparability of Results
Following is supplemental information regarding certain income statement line items that management believes should assist in the understanding of the financial performance of the Company and the comparability of its results. This supplemental information is not a substitute for any U.S. GAAP measure. Such special items are primarily unpredictable and atypical of the Company’s operations in a given period. In certain instances, certain transactions such as restructuring costs, certain asset disposals or certain legal matters, are reflected as special items or other non-operating significant items as they are not considered to be representative of the normal course of business. Additionally, environmental provisions and recoveries are included due to their nature and the impact of these amounts on comparison between periods. In addition, management measures the performance of its reportable segments excluding special items. The tax impacts of the special items or other non-operating significant items were determined at the marginal effective tax rate of the appropriate taxing jurisdiction, including provision for a valuation allowance, if warranted.
Note: Supplemental Data
The following table summarizes special items and provisions and other non-operating significant items affecting comparability of results for the year ended December 31, 2005:

($ in millions)

Consolidated Statement of Income Line Item	Pre-tax	After-tax

Special items and provisions, net (included in operating income):
PDMC —
Asset impairment charges	$(424.6)	(325.1)
Environmental provisions, net	(35.7)	(27.1)
Environmental insurance recoveries, net	(1.5)	(1.2)
Historical legal matters	14.5	11.0

	(447.3)	(342.4)

PDI —
Environmental provisions, net	(2.2)	(1.7)
Restructuring programs/closures	(0.7)	0.1
Asset impairment charges	(7.9)	(6.7)
Employee and transaction costs — sale of North American magnet wire assets	(7.8)	(5.9)

	(18.6)	(14.2)

Corporate and Other —
Environmental provisions, net	(75.4)	(57.6)
Environmental insurance recoveries, net	2.1	1.6
Sale of non-core real estate	11.2	8.5
Historical legal matters	4.9	4.6

	(57.2)	(42.9)

Special items and provisions, net (included in operating income)	$(523.1)	(399.5)

Other non-operating significant items affecting comparability of results:
Early debt extinguishment costs	$(54.0)	(41.3)

Gain on sale of cost-basis investment	$438.4	388.0

Change in interest gains:
Cerro Verde stock issuance	$159.5	172.9
Ojos del Salado stock issuance	8.8	8.8

	$168.3	181.7

Provision for taxes on income:
Foreign dividend taxes	$—	(88.1)
Tax on unremitted foreign earnings	—	(43.1)
Tax charge associated with minimum pension liability reversal	—	(23.6)
Reversal of U.S. deferred tax asset valuation allowance	—	4.0
Reversal of PD Brazil deferred tax asset valuation allowance	—	11.9

	$—	(138.9)

Minority interests in consolidated subsidiaries:
Tax on unremitted foreign earnings	$—	8.6

Discontinued operations:
Loss on disposal of Columbian Chemicals	$(5.8)	(5.0)
Goodwill impairment charge	(89.0)	(67.0)
Transaction and dividend taxes	—	(7.6)
Deferred income tax benefit	—	37.0

	$(94.8)	(42.6)

Cumulative effect of accounting change	$(13.5)	(10.1)

Note: Refer to Note 23, Business Segment Data, for special items and provisions by segment.

6.	We note your disclosure of similar non-GAAP financial measures within Management’s Discussion and Analysis on page 53. Please revise the title of the non-GAAP amounts currently disclosed as “special items and provisions, net of taxes” as it is easily confused with the line item sharing the same title in your consolidated statements of income, which do not include all items subtotaled on page 53.
Company Response
In future filings, we will revise the title currently disclosed as “special items and provisions, net of taxes” to “special items, net of taxes.” We will also define what is included in “special items, net of taxes” as “special items and provisions, net included in operating income and other non-operating significant items affecting comparability of results.”
In future filings, our disclosure (for all years presented) will be substantially consistent with the following presentation using the 2005 10-K information:
Special Items, Net of Taxes (Includes Special Items and Provisions, Net Included in Operating Income and Other Non-Operating Significant Items Affecting Comparability of Results)
Throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations there is disclosure and discussion of what management believes to be special items. Special items include those operating and non-operating items that management believes should be separately disclosed to assist in the understanding of the financial performance of the Company and the comparability of its results. Such special items and provisions are primarily unpredictable and atypical of the Company’s operations in a given period. In certain instances, certain transactions such as restructuring costs, certain asset disposals or certain legal matters are reflected as special items or other non-operating significant items as they are not considered to be representative of the normal course of business. Additionally, environmental provisions and recoveries are included due to their nature and the impact of these amounts on comparison between periods. We believe consistent identification, disclosure and discussion of such items, both favorable and unfavorable, provide additional information to assess the quality of our performance and our earnings or losses. In addition, management measures the performance of its reportable segments excluding special items. This supplemental information is not a substitute for any U.S. GAAP measure and should be evaluated within the context of our U.S. GAAP results. The tax impacts of the special items or other non-operating significant items were determined at the marginal effective tax rate of the appropriate taxing jurisdiction, including provision for a valuation allowance, if warranted. Any supplemental information references to earnings, losses or results excluding special items or before special items is a non-GAAP measure that may not be comparable to similarly titled measures reported by other companies.

Note: Supplemental Data
The following table summarizes consolidated net income, special items, and the resultant net income excluding these special items, net of taxes for the years 2005, 2004 and 2003:

($ in millions)
	2005	2004	2003

Net income	$1,556.4	1,046.3	94.8
Special items, net of taxes	(54.1)	(50.4)	46.7

Net income excluding special items (after taxes)	$1,610.5	1,096.7	48.1

Note: Supplemental Data
The following table summarizes the special items for the year ended December 31, 2005 (refer to Note 4, Special Items and Provisions and Other Non-Operating Significant Items Affecting Comparability of Results, for additional discussion):

($ in millions except per share data)
			$/Share
Consolidated Statement of Income Line Item	Pre-tax	After-tax	After-tax

Special items and provisions, net (included in operating income):
PDMC (see Business Segment disclosure)	$(447.3)	(342.4)	(3.38)

PDI (see Business Segment disclosure)	(18.6)	(14.2)	(0.14)

Corporate and Other —
Environmental provisions, net	(75.4)	(57.6)	(0.57)
Environmental insurance recoveries, net	2.1	1.6	0.02
Sale of non-core real estate	11.2	8.5	0.08
Historical legal matters	4.9	4.6	0.05

	(57.2)	(42.9)	(0.42)

Special items and provisions, net (included in operating income)	(523.1)	(399.5)	(3.94)

Other non-operating significant items affecting comparability of results:
Early debt extinguishment costs	(54.0)	(41.3)	(0.41)

Gain on sale of cost-basis investment	438.4	388.0	3.83

Change in interest gains:
Cerro Verde stock issuance	159.5	172.9	1.71
Ojos del Salado stock issuance	8.8	8.8	0.09

	168.3	181.7	1.80

Provision for taxes on income:
Foreign dividend taxes	—	(88.1)	(0.87)
Tax on unremitted foreign earnings	—	(43.1)	(0.43)
Tax charge associated with minimum pension liability reversal	—	(23.6)	(0.23)
Reversal of U.S. deferred tax asset valuation allowance	—	4.0	0.04
Reversal of PD Brazil deferred tax asset valuation allowance	—	11.9	0.12

	—	(138.9)	(1.37)

Minority interests in consolidated subsidiaries:
Tax on unremitted foreign earnings	—	8.6	0.08

Total (included in continuing operations)	29.6	(1.4)	(0.01)

Discontinued operations:
Loss on disposal of Columbian Chemicals	(5.8)	(5.0)	(0.05)
Goodwill impairment charge	(89.0)	(67.0)	(0.66)
Transaction and dividend taxes	—	(7.6)	(0.08)
Deferred income tax benefit	—	37.0	0.37

	(94.8)	(42.6)	(0.42)

Cumulative effect of accounting change	(13.5)	(10.1)	(0.10)

	$(78.7)	(54.1)	(0.53)

7.	In addition, it is unclear why you have characterized the nature of these amounts as unpredictable and atypical of your operations. Some of the amounts included in the non-GAAP financial measures have been classified on your consolidated statements of income as operating and therefore do not appear to be atypical of your operations. In addition, based on your results over the past three years presented, the recognition of tax provisions, early debt extinguishments, environmental provisions and legal matters do not appear atypical, rather recurring in nature. Please amend your disclosure to clarify this statement or remove it, if appropriate. Your revised disclosure should clearly describe in detail why you have selected these particular amounts to subtotal and show its effect on your net income results, before and after tax and the per share results.
Company Response
We believe that the items reported in our Consolidated Statement of Income as “special items and provisions, net” should be separately disclosed to assist in the understanding of the financial performance of the Company and the comparability of its results. In addition to disclosing special items included in operating income, we believe supplemental information related to all special items and other non-operating significant items, which are included in other line items of the Consolidated Statement of Income, should be disclosed in order for a reader to have a clear understanding in assessing the Company’s operating performance and its ongoing, normal business operations. Such items are primarily unpredictable and atypical. These significant items may distort comparability of results, may not be indicative of our core operations and may not be reflective of future operating results. We have not historically viewed these as non-GAAP financial measures, but as supplemental information of certain income statement line items.
In future filings, we will clarify and more clearly describe why we have selected these transactions as special items. Our disclosure in Management’s Discussion and Analysis in future filings will be substantially consistent with the following example using the 2005 10-K information (refer also to our response to Question 6):
Special Items, Net of Taxes (Includes Special Items and Provisions, Net Included in Operating Income and Other Non-Operating Significant Items Affecting Comparability of Results)
Throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations there is disclosure and discussion of what management believes to be special items. Special items include those operating and non-operating items that management believes should be separately disclosed to assist in the understanding of the financial performance of the Company and the comparability of its results. Such special items and provisions are primarily unpredictable and atypical of the Company’s operations in a given period. In certain instances, certain transactions such as restructuring costs, certain asset disposals or certain legal matters are reflected as special items or other non-operating significant items as they are not considered to be representative of the normal course of business. Additionally, environmental provisions and recoveries are included due to their nature and the impact of these amounts on comparison between periods. We believe consistent identification, disclosure and discussion of such items, both favorable and unfavorable, provide additional information to assess the quality of our performance and our earnings or losses. In addition, management measures the performance of its reportable segments excluding special items. This supplemental information is not a substitute for any U.S. GAAP measure and should be evaluated within the context of our U.S. GAAP results. The tax impacts of the special items or other non-operating significant items were determined at the marginal effective tax rate of the appropriate taxing jurisdiction, including provision for a valuation allowance, if warranted.

Any supplemental information references to earnings, losses or results excluding special items or before special items is a non-GAAP measure that may not be comparable to similarly titled measures reported by other companies.
Note: Supplemental Data
The following table summarizes consolidated net income, special items, and the resultant net income excluding these special items, net of taxes for the years 2005, 2004 and 2003:

($ in millions)
	2005	2004	2003

Net income	$1,556.4	1,046.3	94.8
Special items, net of taxes	(54.1)	(50.4)	46.7

Net income excluding special items (after taxes)	$1,610.5	1,096.7	48.1

We note your statement regarding recognition of tax provisions, early debt extinguishments, environmental provisions and legal tax matters do not appear atypical, but rather recurring in nature. We viewed these specific transactions as special items or other non-operating significant items and have provided the following detailed explanations of the 2005 transactions for your information. The majority of the discussion below, regarding these transactions, has been disclosed in our 2005 10-K (refer to page references provided at the end of each discussion point):
•	Special items included in the Consolidated Statement of Income line item “provision for taxes on income”:
–	In early 2005, the Phelps Dodge board of directors (the Board) approved proceeding with an approximate $850 million expansion of the Cerro Verde mine. Significant funding for the expansion was provided from a capital increase transaction wherein SMM Cerro Verde Netherlands B.V., an indirect subsidiary of Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation, acquired a 21.0 percent equity position in Cerro Verde and Compañía de Minas Buenaventura S.A. increased its ownership position to 18.2 percent. As a result of the transaction, Cerro Verde received cash of $441.8 million and Phelps Dodge’s interest in Cerro Verde was reduced to 53.6 percent from 82.5 percent. Terms of the transaction required Cerro Verde to distribute a special dividend prior to closing. In 2005, the Company received approximately $122 million, representing its portion of the special dividend. In 2004, the Company accrued estimated income and withholding taxes associated with this special dividend in the amount of $9.6 million. As the capital increase transaction and related pre-closing dividend were unusual and atypical of the Company’s operations, the income and withholding taxes associated with the dividend were treated as a special item. (Refer to pages 69, 75 and 112 of our 2005 10-K.)

–	In 2005, the Company re-evaluated the cash flow requirements of its South American mining operations due to its strong 2005 cash flow position. This analysis provided the Company with sufficient information to conclude that funds associated with Candelaria should no longer be considered indefinitely reinvested. In 2005, tax expense of $88.1 million was recognized for U.S. and foreign taxes incurred with respect to cash dividends received from certain South American mining operations. In addition, $43.1 million in tax expense was recognized associated with Candelaria’s unremitted earnings that are no longer considered indefinitely reinvested. The Company considered the cash dividends and the Company’s determination that Candelaria earnings are no longer indefinitely reinvested as non-recurring events. Accordingly, the additional taxes associated with these items were classified as special items. (Refer to pages 76, 112 and 113 of our 2005 10-K.)

–	The Company utilizes its excess cash to strengthen its balance sheet. One measure taken in 2005 to strengthen the balance sheet involved discretionary contributions to fund the benefit obligation of various pension plans. The additional contributions resulted in the recognition of a $23.6 million tax charge associated with the reversal of the minimum pension liability. Accordingly, the tax charge was recognized as a special item. (Refer to pages 113 and 124 of our 2005 10-K.)

–	The Company recognizes changes to deferred tax asset valuation allowances on a regular basis. The Company segregates these changes into those resulting from current year operations and those associated with predictions of future year operations. Changes to deferred tax asset valuation allowances associated with predictions of future year operations are inherently unpredictable and do not relate to current year ongoing operations; therefore, these amounts were treated as special items. (Refer to page 113 of our 2005 10-K.)
•	Early debt extinguishment costs:
–	The Company has several priorities for the cash it is generating by taking actions to strengthen its balance sheet, which gives it greater financial flexibility. Management intends to maintain an appropriate debt-to-total-capitalization ratio throughout the copper cycle, keep a solid, investment-grade credit rating, and retain sufficient cash balances to maintain our financial flexibility and ensure appropriate funding of our growth and asset improvement projects. Accordingly, in 2004, the Company began its stated program of lowering the Company’s debt, reducing interest expense and managing the maturity profile of its long-term commitments. Therefore, we recognized early debt extinguishment costs of $43.2 million in 2004 and $54.0 million in 2005 to improve our maturity profile and provide additional flexibility in anticipation of financing our growth projects. (Refer to pages 75, 79, 112 and 114 of our 2005 10-K.)
•	Environmental provisions, net included in the Consolidated Statement of Income line item “special items and provisions, net”:
–	The Company has included environmental provisions within special items due to the unpredictable nature of these amounts, including (i) environmental events that are outside of Phelps Dodge’s control (i.e., subject to both federal and state regulatory decisions and guidelines that potentially can change over time); (ii) provisions that often relate to historical results or activities or to inactive or closed areas of current operations; or (iii) provisions that are related to non-owned properties in which the Company has a liability. (Refer to pages 50 and 51 of our 2005 10-K).

–	The Company includes the caption for environmental provisions, net as a component of special items and provisions, net (included in operating income) due to the ongoing nature of environmental provisions; however, they are not attributable to a specific business unit.

•	Historical legal matters included in the Consolidated Statement of Income line items “special items and provisions, net” and “miscellaneous income and expense, net”:
–	The only legal charges or gains we consider to be special items are those that relate to historical matters that are not associated with the ongoing, normal business operations. We believe these special items are not indicative of our core operations or impact future operating results. For 2003, 2004 and 2005, the special charges and gains recognized related primarily to historical Cyprus Amax non-operating legal matters or settlements. Cyprus Amax was acquired in October 1999. (Refer to pages 112 and 129 to 131 of our 2005 10-K.)
21. Contingencies, page 129
Asset Retirement Obligations, page 131
8.	In the table of changes in asset retirement costs presented on page 132 and the related following disclosures, we note you have written off $129.7 million in asset retirement costs during fiscal year 2005, primarily due to the asset impairment charges associated with the Tyrone and Cobre mines. In comparison with your disclosures beginning on page 111, we note that of the $210.5 million impairment to Tyrone assets, $124.5 million was considered a write off of asset retirement costs and of the $59.9 million impairment to Cobre assets, $5.2 million was considered a write off of asset retirement costs. Tell us how you allocated the impairment charges associated with these assets between the asset retirement costs and the remaining carrying value of the asset.
Company Response
The Tyrone mine has been partially curtailed since 2003, while activities of the Cobre mine were suspended in 1999, with the exception of limited activities. Future economics of these mines had been adversely affected by significantly higher acid costs as both operations are no longer obtaining low-cost acid from the nearby Chino smelter, which was permanently closed and is being demolished. In 2005, the Board approved construction of a concentrate-leach, direct-electrowinning facility at the Morenci copper mine, and the restart of its concentrator; additionally, the state of New Mexico formalized certain actions related to closure and closeout plans at Tyrone. Together, these factors caused the Company to reassess the recoverability of the long-lived assets at both Tyrone and Cobre. This reassessment was based on an analysis of undiscounted cash flows associated with the related assets and indicated that the assets were not recoverable, and therefore, impairment charges were required.

The following table provides the pro rata allocation of the 2005 impairment charge to Tyrone’s long-lived assets:

($ in millions)
		Approximate
		Pro Rata	Allocation of	Adjusted
	Carrying	Allocation	Impairment	Carrying
Asset Group	Value	Factor	Charge	Value
Buildings, machinery and equipment	$86.7	41%	$86.0	$0.7
Mining properties — ARC	125.7	59%	124.5	1.2

Total	$212.4	100%	$210.5	$1.9
To determine the fair value of Tyrone’s assets, we performed a discounted cash flow analysis of the corresponding LOM plan, which included fundamental changes to the LOM cash flows, resulting from higher than expected acid costs and the decision to accelerate reclamation of portions of stockpiles around the mine perimeter. The impact of these assumptions increased costs and also decreased Tyrone’s copper ore reserves by approximately 155 million pounds, or 14 percent. Tyrone’s decrease in its copper ore reserves primarily resulted from the redesign of Tyrone’s Little Rock pit based on a haul road design currently permitted by the state of New Mexico, which ultimately reduced the size of the overall pit limits. Additionally, the Company is projecting that fewer pounds will be mined from Tyrone as a result of higher acid prices. The analysis resulted in a fair value of $1.9 million for the respective long-lived assets and yielded an impairment charge of $210.5 million. Based on the guidance provided by paragraph 14 of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we allocated the impairment charge on a pro rata basis to the current carrying value of the respective long-lived assets. In addition, the pro rata allocation of the impairment charge between the long-term asset categories would not have a material impact on future depreciation expense as the majority of these assets are depreciated on the same basis by utilizing the units-of-production method.
The following table provides the allocation of the 2005 impairment charge to Cobre’s long-lived assets:

($ in millions)
		Approximate
		Pro Rata	Allocation of	Adjusted
	Carrying	Allocation	Impairment	Carrying
Asset Group	Value	Factor	Charge	Value
Buildings, machinery and equipment	$13.7	N/A	$13.7	—
Mining properties — ARC	5.2	N/A	5.2	—
Mining properties — other	38.2	N/A	38.2	—
Land and water rights	2.6	N/A	2.6	—
Other	0.2	N/A	0.2	—

Total	$59.9		$59.9	—
To determine the value of Cobre’s assets, we performed a discounted cash flow analysis, which reflected higher projected acid, external smelting and concentrate freight costs. The higher external smelting and concentrate freight costs primarily resulted from the decision to permanently close the Chino smelter, which would require Cobre to transport its concentrates longer distances to the Miami smelter and overseas to third parties for processing. The use of overseas smelting is required during certain years as the Miami smelter is projected to be at full capacity during those periods. In addition, as the Chino smelter was permanently closed, the analysis also reflected higher estimated restart and operating costs of running the Cobre mill and increased costs for building a tailing pipeline from Cobre to the Chino mine, based on the then-recent engineering evaluation, which recommended (i) extending the pipeline an additional nine miles, (ii) adding a new thickener and booster pump station and (iii) requiring a larger pipe size. The analysis resulted in a negative net present value associated with Cobre’s operations. Accordingly, the carrying value of Cobre’s long-lived assets were written down to zero fair value and we recognized an impairment charge of $59.9 million.
9.	Tell us what method you use to allocate the asset retirement costs associated with your mining assets to expense. Tell us if the systematic and rational methods and time periods used to allocate asset retirement costs to expense are consistent with the methods and useful lives used to depreciate or deplete the associated mining asset. See paragraph 11 of SFAS 143 for further guidance.
Company Response
We have disclosed on page 105 in Note 1, Summary of Significant Accounting Policies, to our 2005 10-K that asset retirement costs (ARCs) are capitalized as part of the related asset’s carrying value and are depreciated primarily on a units-of-production basis over the asset’s respective useful life. The net ARC balances of approximately $109 million associated with our operating mine sites at December 31, 2005, relate to the end of mine obligations and, accordingly, are allocated to depreciation expense on a units-of-production basis over the related mine’s proven and probable ore reserves, which is consistent with the method used to depreciate the associated long-lived mining assets. The remaining net ARC balance of approximately $4 million at December 31, 2005, relates to our other operations and is allocated to depreciation expense on a straight-line basis over the estimated useful life of the applicable facility, which is consistent with the method used by each such facility to depreciate its other long-lived assets.
     Engineering Comments
     General
10.	For each operating properties, provide the disclosures required by Industry Guide 7(b). In particular, provide:
•	A description of the facility’s location.

•	The major means of access to the property’s and the major transportation modes (roads, railroads, rivers, seaports, etc.).

•	Indicate control as to mining concessions, patented or unpatented Federal or State mining claims, or private property. Disclose the total area either in hectares or acres.

•	Include a brief description of the rock formations and mineralization of existing or potential economic significance on the properties.

•	Provide a brief description of size, modernization/physical condition of the plant and/or major equipment, including subsurface improvements and equipment.

•	Provide a description of major equipment and other infrastructure facilities.

•	The source of power and water that can be utilized at the properties.
Company Response
•	Response 10.1: The following provides descriptions of facility locations for the Company’s copper and molybdenum operations:
(i)	Copper Operations:
–	Bagdad: Bagdad is an unincorporated community located in west-central Yavapai County about 100 miles northwest of Phoenix and 65 miles west of Prescott.

–	Candelaria: The Candelaria mine is located 12 miles south of Copiapó and 500 miles north of Santiago in northern Chile’s Atacama province, Region III. The port facility is located at Caldera also in Region III, approximately 50 miles northwest of the mine.

–	Cerro Verde: Cerro Verde is located 20 miles southwest of Arequipa, Peru.

–	Chino: Chino is located 15 miles east of Silver City, New Mexico, in Grant County.

–	Cobre: Cobre is located 15 miles northeast of Silver City, New Mexico, in Grant County.

–	El Abra: El Abra is located 1,025 miles north of Santiago and 47 miles northeast of Calama.

–	Miami: Miami is located 80 miles east of Phoenix, Arizona, in Gila County in the heart of Arizona’s historic Globe-Miami mining district.

–	Morenci: Morenci is located in the southeastern portion of Arizona, approximately 40 miles northeast of Safford in Greenlee County, Arizona.

–	Ojos del Salado: The Ojos del Salado operations are located 10 miles south of Copiapó and 500 miles north of Santiago in northern Chile’s Atacama province, Region III. The port facility is located at Caldera also in Region III, approximately 50 miles northwest of the mine.

–	Safford: The Safford Leach Project is located 8 miles north of Safford, Arizona, in the Safford mining district and is less than 20 miles southwest of the Morenci mining district.

–	Sierrita: The Sierrita mine is located 25 miles south of Tucson, Arizona, in Pima County. Nearby communities include the towns of Green Valley and Sahuarita; both located about 7 miles east of the facility.

–	Tyrone: Tyrone is located 15 miles south of Silver City, New Mexico, in Grant County.

(ii)	Molybdenum Operations:
–	Climax: The Climax operations are located primarily in Lake County, Colorado, and also resides in Park, Summit and Eagle counties. The mine and plant are situated at the continental divide of Fremont Pass near Leadville, Colorado.

–	Henderson: The Henderson mine is located 42 miles west of Denver, Colorado, in Clear Creek County. Nearby communities include the towns of Empire, Georgetown and Idaho Springs. The mill site is located 13 miles north of Silverthorne, Colorado, in Grand County. Nearby communities include Kremmling and Parshall.
In future 10-K filings, we will expand our property descriptions on pages 2 to 7 of our 2005 10-K to include the above locational information.

•	Response 10.2: Attached as Exhibits A.1 to A.5 are location maps for the Company’s mining operations in Colorado, Arizona, New Mexico, Peru and Chile.

All of our operations are accessible by paved highways, and the following properties also have rail access: Chino, Tyrone, Cobre, Sierrita, Morenci, Miami, El Abra and Safford. In addition, Cerro Verde is serviced thorough the port of Matarani, Peru, and the Candelaria/Ojos del Salado operations are serviced through Phelps Dodge’s port at Punta Padrones, Chile, or the port at Antofagasta, Chile.

In future 10-K filings, we will replace the maps included on pages 2 and 5 of our 2005 10-K with the more detailed maps provided in Exhibits A.1 to A.5.

•	Response 10.3: The following table summarizes the acreage held by the Company at each of its mining properties:

			Patented/Concessions		Unpatented	Total Controlled
Property	Type of Mine	Location	Area Acres		Area Acres	Area Acres
Chino	Open-pit	New Mexico	113,570		4,811	118,381
Morenci	Open-pit	Arizona	47,600		6,300	53,900
Cerro Verde	Open-pit	Arequipa, Peru	50,950	*	—	50,950
Safford	Open-pit	Arizona	20,994		17,518	38,512
Tyrone	Open-pit	New Mexico	14,800		12,800	27,600
Miami	Open-pit	Arizona	14,904		4,023	18,927
Ojos del Salado	Underground	Copiapó, Chile	15,815	*	—	15,815
El Abra	Open-pit	Calama, Chile	8,080	*	7,945	16,025
Climax	Open-pit	Colorado	14,300		—	14,300
Candelaria	Open-pit & Underground	Copiapó, Chile	13,390	*	—	13,390
Henderson	Underground	Colorado	12,800		50	12,850
Cobre	Open-pit	New Mexico	5,319		5,498	10,817
Sierrita	Open-pit	Arizona	5,200		4,800	10,000
Bagdad	Open-pit	Arizona	7,685		315	8,000
		Total:	345,407		64,060	409,467
* Acreage represents concessions, not patented claims.
In future 10-K filings, we will disclose area acres in each mine’s property description similar to the above table.

•	Response 10.4: The following provides brief geologic descriptions for each of the Company’s reporting properties:

Bagdad
–	Classic copper-molybdenum porphyry

–	Primary sulfide ore mineralogy is chalcopyrite and minor chalcocite

–	Leach ore mineralogy is chalcocite, chalcopyrite, and minor amounts of copper oxides
Candelaria
–	Iron oxide copper-gold deposit with skarn mineralogy alternation

–	Primary sulfide mineralogy includes chalcopyrite and electrum (gold/silver)
Cerro Verde
–	Classic copper porphyry

–	Primary sulfide mineralogy is chalcopyrite, chalcocite and molybdenite

–	Leach mineralogy is chalcocite, chrysocolla and brochantite
Chino
–	Classic copper porphyry with intrusive and skarn-hosted copper mineralization

–	Primary sulfide ore mineralogy is chalcopyrite and chalcocite

–	Leach mineralogy is primarily chalcocite with minor copper oxides
Climax
–	Classic porphyry molybdenum deposit

–	Primary sulfide ore mineral is molybdenite
Cobre
–	Copper-skarn orebody with supergene-enriched and skarn-hosted copper mineralization

–	Primary sulfide ore mineralogy is chalcopyrite and chalcocite

–	Leach mineralogy is primarily chalcocite with minor copper oxides
El Abra
–	Classic copper porphyry

–	Leach mineralogy is principally chrysocolla and pseudo malachite

–	Sulfide mineralization is primarily bornite with lesser amounts of chalcocite and chalcopyrite
Henderson
–	Classic Climax-type porphyry molybdenum deposit

–	Primary sulfide ore mineral is molybdenite
Miami
–	Classic copper porphyry

–	Leach ore mineralogy is chrysocolla, chalcocite and chalcopyrite

Morenci
–	Primary sulfide ore mineralogy includes chalcopyrite and chalcocite

–	Leach ore mineralogy is chalcocite, malachite, azurite and chrysocolla
Ojos del Salado
–	Iron oxide copper-gold deposit with mineralogy alteration

–	Primary sulfide ore mineralogy is chalcopyrite associated with pyrite and magnetite
Safford
–	Copper porphyry deposits

–	Leach mineralogy is principally chrysocolla, brochantite, malachite and chalcocite
Sierrita
–	Classic copper-molybdenum porphyry

–	Primary sulfide ore mineralogy includes chalcopyrite and molybdenite

–	Leach mineralogy is chalcocite, malachite, azurite and chrysocolla
Tyrone
–	Classic copper porphyry

–	Leach mineralogy is chalcocite and chrysocolla
We do not plan on providing the above geologic descriptions in our future 10-K filings as we feel the information we have historically provided based on a mine being either an open-pit or underground mine and it producing either concentrates or utilizing the leaching process is most meaningful to our readers.

•	Response 10.5: The following provides a brief description on the size, modernization/physical condition of our mining operations and/or major equipment, including subsurface improvements and equipment. The below descriptions do not include Cobre and Climax as they are on care-and-maintenance status and, therefore, not currently in operation. In addition, the descriptions do not include Safford, as its facilities have yet to be built, or the Cerro Verde concentrator as it is currently under construction with full commercial production anticipated in early 2007.
–	Bagdad: The Bagdad operation consists of an open-pit copper mine, solution extraction/electrowinning (SX/EW) leach facilities and an 85,000 ton-per-day concentrator. This operation produces over 200 million pounds of copper and 6 to 10 million pounds of molybdenum per year. The SX/EW facility has a capacity to produce up to 35 million pounds of copper per year from both the leaching of run-of-mine (ROM) ores and from the concentrate pressure-leach facilities. The mine has sufficient equipment to move an average of 190,000 tons of rock per day using 240-ton haul trucks loaded by shovels ranging in size from 25 to 58 cubic yards.

–	Candelaria: The Candelaria operation consists of an open-pit and a 4,400 ton-per-day underground copper mine feeding a 72,000 ton-per-day concentrator. The mine moves on average 315,000 tons of rock per day using a fleet of 240-ton haul trucks loaded by shovels ranging in size from 17 to 56 cubic yards. Concentrates containing 300 million to 500 million pounds of copper per year are transported to the port facility approximately 50 miles northwest of Candelaria.

–	Cerro Verde: The Cerro Verde current operation consists of an open-pit copper mine and SX/EW leach facilities. This leaching operation produces over 200 million pounds of copper per year. Leach copper production is derived from a 40,000 ton-per-day crushed leach facility and a ROM leach system. The mine has sufficient equipment to move an average of 188,000 tons of rock per day using 190-ton haul trucks loaded by shovels ranging in size from 11 to 44 cubic yards. A 119,000 ton-per-day concentrator is under construction, and it is anticipated that full production will be achieved in early 2007. Copper cathodes (and future concentrate production) are transported 65 miles west to the Pacific port of Matarani for shipment to international markets.

–	Chino: The Chino operation consists of an open-pit copper mine, a 45,000 ton-per-day concentrator and an SX/EW leach facility recovering copper from ROM leaching. This operation produces up to 275 million pounds of copper per year and a minor amount of molybdenum. The mining fleet has sufficient equipment to move 190,000 tons of rock per day and consists of 320-ton haul trucks loaded by shovels ranging in size from 17 to 62 cubic yards.

–	El Abra: The El Abra operation consists of an open-pit copper mine and an SX/EW facility recovering up to 500 million pounds of copper per year from a 125,000 ton-per-day crushed leach circuit and a similar sized ROM leaching operation. The mining operations have sufficient equipment to move an average of 233,000 tons per day using a fleet of 250-ton haul trucks and shovels ranging in size from 34 to 54 cubic yards. Copper production is shipped by rail to the port of Antofagasta, Chile.

–	Henderson: The Henderson molybdenum operation consists of a large block-cave underground mining complex feeding a 32,000 ton-per-day concentrator. Henderson has the capacity to produce up to 50 million pounds per year of molybdenum. The underground mining fleet used to produce up to 32,000 tons of ore per day consists of 7 to 11 cubic yard scoop trams and 40 to 80-ton haul trucks.

–	Miami: The Miami operation is on care-and-maintenance status and consists of an open-pit copper mine and an SX/EW facility with the capacity to produce in excess of 150 million pounds of copper per year. During the last few years, most of Miami’s mine equipment fleet has been transferred to the Company’s other operations.

–	Morenci: The Morenci operation consists of an open-pit copper mine, four solution extraction facilities and three electrowinning facilities recovering up to 800 million pounds of copper per year from a 85,000 ton-per-day crushed leach circuit and a 580,000 ton-per-day ROM leaching operation. During 2006, the 28,000 ton-per-day Morenci concentrator is scheduled to restart. The mining operations have sufficient equipment to move an average of 770,000 tons of rock per day using a fleet of 260-ton haul trucks and shovels ranging in size from 34 to 56 cubic yards.

–	Ojos del Salado: The Ojos del Salado operation consists of two underground copper mines (Alcaparrosa and Santos) and a 4,400 ton-per-day concentrator. The Santos underground mine feeds the Ojos del Salado concentrator, and the Alcaparrosa underground mine produces 4,400 tons-per-day of ore, which is hauled 10 miles by truck to the Candelaria concentrator. These mining operations produce approximately 60 million pounds of copper and 15,000 ounces of gold per day.

–	Sierrita: The Sierrita operation consists of a large open-pit copper/molybdenum mine, an 112,000 ton-per-day concentrator, two molybdenum roasters and a 17,000 pound-per-year capacity rhenium processing facility. Sierrita also produces copper from a ROM low-grade leaching system and the leased Twin Buttes SX/EW facility with the capacity to produce in excess of 50 million pounds of copper per year. In 2004, a copper sulfate crystal plant began production, and the facility has the capacity to produce 40 million pounds per year of this product. Metal production from Sierrita averages 170 million pounds of copper and up to 20 million pounds of molybdenum per year. The molybdenum roasting plant has a capacity to produce 35 million pounds of molybdenum per year. The mining operations have sufficient equipment to move an average of 172,000 tons of rock per day using a fleet of 260-ton haul trucks and shovels ranging in size from 28 to 62 cubic yards.

–	Tyrone: The Tyrone operation consists of an open-pit copper mine and an SX/EW leach facility. The leach facility has a capacity to produce up to 168 million pounds of copper per year, processing low-grade solutions from the ROM heaps and from residual heap leaching operations. The mining fleet consisting of 190-ton haul trucks and 22 to 54 cubic yard shovels has sufficient capacity to mine 88,000 tons of rock per day.
In future 10-K filings, we will enhance the property descriptions provided on pages 2 to 7 of the 2005 10-K to include capacities.

•	Response 10.6: Refer to Response 10.5 for a description of major equipment and other infrastructure facilities.

•	Response 10.7: The following table provides major sources of power and water for the Company’s mining operations. The Company’s operations have sufficient surface and groundwater rights to satisfy the requirements of each operation.

	Electricity Supplier (1)	Electricity Sources (2)	Water Resources
Bagdad	Arizona Public Services	Coal, NG, nuclear	Groundwater
Candelaria	Guacolda	Coal	Groundwater
Cerro Verde	Electroperu, EGASA	Coal, hydro	Surface, Groundwater
Chino	Texas New Mexico Power	Market, PDES	Groundwater
Climax	XCEL/PSCO	Coal, NG, nuclear, hydro	Surface, Groundwater
Cobre	Texas New Mexico Power	Market, PDES	Groundwater
El Abra	Electroandina	Coal	Groundwater
Henderson	XCEL/PSCO	Coal, NG, nuclear, hydro	Surface, Groundwater
Miami	Salt River Project	Coal, NG, nuclear, hydro	Surface, Groundwater
Morenci	Morenci Water & Electric	Market, PDES	Surface, Groundwater
Ojos del Salado	Guacolda	Coal	Groundwater
Safford	Morenci Water & Electric	Market, PDES	Groundwater
Sierrita	Tucson Electric Power	Coal, NG	Groundwater
Tyrone	Texas New Mexico Power	Market, PDES	Surface, Groundwater
(1)	All are third-party suppliers, except for Morenci Water and Electric, which is a subsidiary of Phelps Dodge

(2)	PD Energy Services (PDES), a subsidiary of Phelps Dodge, owns one-third of the Luna Energy facility (total of 570 MW)

Additionally, backup internal power generation is as follows: (i) Morenci — 60 MW, (ii) Tyrone — 25 MW and (iii) Chino — 50 MW (Combined-cycle Power Plant) and 30 MW (Steam Generated).

In future 10-K filings, we will enhance our description of energy costs to include, by mine, the supplier of power (i.e., either a public power utility or self-generated) and the type of water resources (i.e., groundwater or surface).

11.	Please modify the maps to a smaller scale, illustrating the major facilities, towns, rivers, and railroads, etc. This will assist in describing the location and access to the property, as required by Instruction 3(B) of Rule 102 of Regulation S-K. Include the present index maps, as they locate the properties within a political unit, such as a state, province or country.
Company Response
In future 10-K filings, we will replace the maps included on pages 2 and 5 of our 2005 10-K with the more detailed maps provided in Exhibits A.1 to A.5 and B.1 to B.3 (refer to our Response 10.2).
12.	You utilize a significant amount of technical terminology that is probably unfamiliar to the average investor. Revise your filing to define technical words through the context of your discussion as much as possible. Provide definitions to the glossary for words that cannot be adequately defined in the text. Include in a glossary only those geologic, technical, or marketing terms not understood by the average investor that cannot be defined in the text. In addition provide definitions for the all terms used to describe your hedging program, for example: fixed forward, variable forward and spot deferred contracts, put and call options, and mark to market. Please define these terms in such as way that the definitions assist investors in understanding your particular situation.
Company Response
In future 10-K filings, we will include a glossary of terms to assist the average investor in understanding certain terms that are not defined in the text. Our disclosure in future filings will be substantially consistent with the following example using the 2005 10-K information:

Glossary of Terms
The following glossary defines technical terms used throughout the Company’s Form 10-K:

Adjudication	A court proceeding to determine all rights to the use of water on a particular stream system or groundwater basin.

Agglomeration	A process to collect disparate elements in a mass.

Alluvial aquifers	A water-bearing deposit of unconsolidated material left behind by a river or other flowing water.

Anode	A positively charged metal sheet, usually lead, on which oxidation occurs. In the electrorefining process, the anodes are impure copper sheets from the smelting process that require further processing to produce refined copper cathodes.

Arbitrage	Matching positions to secure a profit by exploiting price difference on the same good sold in different markets.

Assay	An analytical technique used to determine the amount or proportion of a particular metal in an ore or concentrate.

Bornite	A red-brown isometric mineral comprised of copper, iron and sulfur. It is an important copper ore.

Brownfield expansion	The expansion of an existing operation.

By-product	A secondary metal or mineral product that is recovered along with the primary metal or mineral during the ore concentration process.

Call option	An option that provides the right, not the obligation, to buy an underlying futures contract at a specified strike price for a specified time.

Care-and-maintenance	The status of a mining operation when mining has been suspended but activities associated with closing the facility have not commenced. The mine and associated equipment is being cared for and maintained until operations re-commence.

Cash flow hedge	A derivative instrument that hedges the exposure to variability in expected cash flows that is attributable to a particular risk. That exposure may be associated with an existing recognized asset or liability or a forecasted transaction.

Cathode	A negatively charged metal sheet on which reduction occurs and copper is plated.

Chalcocite	A copper sulfide, which contains 79.8 percent copper and is lead-gray in color.

Chalcopyrite	A sulfide of copper and iron, which contains 34.5 percent copper and is brass-yellow in color.

Collars	Consists of the simultaneous purchase of a put option and the sale of a call option by purchasing an out of the money put option while simultaneously writing an out-of-the-money call option.

Concentrate	The resulting product from the concentrating process that is composed predominantly of copper sulfide or molybdenum sulfide minerals. Further processing includes smelting and electrorefining.

Concentrating	The process by which ore is separated into metal concentrates through processes such as crushing, milling and flotation.

Contained copper	The percentage of copper in a mineral reserve before the reduction of amounts unable to be recovered during the metallurgical process.

Continuous-cast	A process using a continuous flow of liquid metal that is solidified to produce copper products.

Copper cathode	Refined copper produced by electrorefining of impure copper or by electrowinning.

Cut off grade	The minimum percentage of copper contained in the ore for processing. Below the cut-off grade, the material would be routed to a high-lift or waste stockpile. Above the cut-off grade, the material would be processed using concentrating or leaching methods for higher recovery.

Decree	An order that has the force of law.

Derivative	An exchange traded or over the counter financial instrument whose value depends on the performance of an underlying commodity, currency, interest rate or security.

Electrolyte	A chemical compound that ionizes when dissolved to produce an electrically conductive system.

Electrorefining	A process that uses electricity to turn impure copper anodes, created in the smelting process, into pure copper cathodes. Electrorefining is the final step in the smelting process for the recovery of copper from sulfide ores.

Electrowinning process	A process that uses electricity to plate copper contained in an electrolyte solution into cathode.

Embedded derivative	An option included in a derivative instrument that is inseparable and, therefore, cannot be traded separately.

Exchange forward curve	A pattern of currency exchange rates at varying points in the future.

Fair value hedge	A derivative instrument that hedges the exposure to changes in the fair value of an existing recognized asset or liability, or an unrecognized firm commitment or an identified portion thereof due to its fixed terms.

Firm commitment	An agreement with a third party, which is binding on both parties and usually legally enforceable, with the following characteristics: a) the agreement specifies all significant terms, including the quantity, fixed price and timing of the transaction; and b) the agreement includes a disincentive for nonperformance that is sufficiently large to make performance probable.

Flotation	A concentrating process in which valuable minerals attach themselves to bubbles of an oily froth and rise to the top as concentrate and waste materials sink to the bottom to be sent to the tailings.

Forward exchange contract	Agreement to exchange a predetermined amount of currency, commodity or other financial instrument at a specified future date at a predetermined rate.

Forward price	A predetermined delivery price for an underlying commodity, currency or financial asset to be paid at a predetermined date in the future.

Forward rate	A rate of interest or currency exchange rate to be paid, or received, on an obligation beginning at a predetermined time in the future.

Futures contract	An exchange listed contract to buy or sell a standard amount of a specified asset, instrument or commodity, at an agreed price, on a given date as listed on the exchange. A future differs from an option in that both parties are obligated to abide by the transaction. Futures have standard delivery dates, trading terms and conditions and operate on a margining system with a clearinghouse acting as a counterpart to all transactions.

Grade	The relative quality or percentage of metal content.

Greenfield expansion	An investment that involves the start up of a new project that may include the development of an infrastructure.

Heap leaching	Newly mined run-of-the-mine (ROM) material (intermediate grade, oxides and secondary sulfides) is deposited in a heap on an impervious natural surface or a pad and leached. ROM may be leached as mined or may be partially crushed and mixed with acid prior to depositing on heap. See leaching.

Hedge	The establishment of an opposite exposure position in a futures or over-the-counter market by means of an option, swap or futures contract from that held and priced in a physical commodity or financial market. Without hedging, the physical or financial exposure would be at risk to price or rate fluctuations.

Intrinsic value	The amount by which the price of the underlying is greater than the strike price for a call, less than the strike price for a put or deviates from the fixed price of a swap. Premium minus time value or forward curve price minus swap fixed price.

Leaching	The process of extracting copper using a chemical solution to dissolve copper contained in low-grade ore.

Mark-to-market	The valuation at fair value, using prevailing market prices, as of the balance sheet date.

Metallurgy	The science of separating metals and metallic minerals from their ores by mechanical and chemical processes.

Metric ton	The equivalent of 2,204.6 pounds.

Milling (Grinding)	A process used to grind ore into fine particles using a horizontal, rotating steel cylinder to separate valuable minerals for further processing.

Mineralized material	A mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support the reported tonnage and average grade of metal(s).

Molybdenite	A black, platy, disulfide of molybdenum. It is the most common ore of molybdenum.

Ore	Rock from a mine that has an economical metal or mineral content.

Ore reserve	The part of a mineral deposit that could be legally and economically extracted.

Out-of-the-money option	An option for which the futures price is below the strike price for a call or above the strike price for a put.

Oxide	In mining, oxide is used as an ore classification, relating to material that usually leaches well, but does not perform well in a concentrator. Oxide minerals in mining refer to an oxidized form.

Premium	In relation to an option, it is the market price. Its two components are time value and intrinsic value.

Probable material	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven material, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven material, is high enough to assume continuity between points of observation.

Proven material	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Put option	An option that provides the right, not the obligation, to sell an underlying futures contract at a specified strike price for a specified time.

Reclamation	The process of restoring land used in mining activities for future beneficial use.

Recovery	An indication of how much material is collected from a process.

Refining	The final stage of metal production in which the remaining impurities are removed.

Rhenium	A rare, silvery-white metal associated with molybdenum.

Roasting	The heating of sulfide ores to oxidize sulfides and remove other elements to facilitate smelting.

Short ton	The equivalent of 2,000 pounds.

Smelting	The process of melting concentrate to separate copper (and other metals) from sulfur.

Solution extraction/electrowinning (SX/EW)	A process that transfers copper from a copper-bearing ore to an organic solution, then to an electrolyte. The electrolyte is then pumped to a tankhouse where the copper is extracted, using electricity, into a copper cathode.

Spot price	The current price at which a commodity can be bought or sold at a specified time and place.

Stockpiles	The area under leach made up of oxide or sulfide rocks.

Strike price	The price paid or received by the buyer when exercising an option.

Sulfide	A mineral compound containing sulfur and a metal. Copper sulfides can be concentrated or leached, depending on the mineral type.

Swap	An agreement between two counterparties to exchange two streams of cash flow. One of the cash flows is based on a fixed value for the underlying and the other is based on a floating value.

Tailings	The material remaining after the economically recoverable metals and minerals have been extracted.

Time value	In relation to an option, it is the premium minus intrinsic value.

Tolling	The process of converting customer-owned copper-bearing or molybdenum-bearing material into specified products, which is then returned to the customer.

Underlying	The product or instrument an option contract or a futures contract is based upon.

Unilateral administrative order	A legally binding document issued by the U.S. Environmental Protection Agency (EPA) directing the parties potentially responsible to perform site cleanups or studies (generally, EPA does not issue unilateral orders for site studies).
Business and Properties, page 1
13.	Please correct the address for the Securities and Exchange Commission’s Public Reading Room to 100 F Street NE, Washington D.C. 20549.
Company Response
In future filings we will correct the address for the Securities and Exchange Commission’s Public Reading Room to 100 F Street NE, Washington, D.C. 20549.

Sierrita, page 3
14.	Disclose the amount of Copper Sulfate Pentahydrate produced at the Sierrita Mine, disclose separately the amount of product sold, and the average sales price. Did this facility impact the electro-won copper production at Sierrita? Disclose whether the Sierrita mining operations includes ownership or an operating lease of the nearby Twin Buttes mine site. Are production statistics and/or reserves for this property (Twin Buttes) included within the Sierrita production/reserve estimates?
Company Response
In early 2005, the Sierrita mine commenced production of copper sulfate pentahydrate (copper sulfate) as an alternative to cathode production. For 2005, Sierrita’s production of copper sulfate totaled 7.5 million pounds of which 7.0 million pounds were sold for an average realization of $0.55 per pound. Copper sulfate’s copper content is approximately 25 percent of an electrowon copper cathode. The production of copper sulfate during 2005 resulted in a reduction of Sierrita’s electrowon copper cathode production by less than 2 million pounds. We believe this production is insignificant to the overall production from Sierrita. We will continue to monitor the production level of copper sulfate and if significant we will enhance our disclosures of copper sulfate in future filings.
During the 2004 second quarter, Sierrita entered into an operating lease for a portion of the nearby Twin Buttes property upon which its electrowinning tankhouse facility is located. This leasing arrangement is disclosed on page 3 of the 2005 10-K. The lease expires in May 2009; however, it may be extended to May 2014, at Sierrita’s election. Sierrita does not conduct any mining operations or report any reserves on the leased portion of the Twin Buttes property.
Chino/Cobre, page 4
15.	You state that the Cobre operation had an impairment charge of $115.5 million in 2002. Please generally describe the assets involved with this charge and supplementally provide a table listing the assets and amount impaired. How does this 2002 impairment charge relate to the underground mine operations & reserves? The 2005 review of the Cobre assets, in regard to the regional mining/processing plan, called for an additional $59.9 million impairment charge due to higher acid costs, increased smelting & freight costs, increased mill restart and operational costs. The 2005 reserves indicate that only run of mine (ROM) leach ore is a reserve and no mineralized material is listed. Explain why the mill is required for this planned operation. Explain how the present acid cost and freight charges have changed in the last three years and how these cost impacted the reserve estimates. Do the reduced reserves/salable pounds also affect this analysis?
Company Response
In 2002, the primary assets of our Cobre operation, which was acquired in early 1998, included an open-pit copper mine, two underground copper mines, two mills, and the surrounding 11,000 acres of land, including mineral rights. In late 1998, Cobre’s underground mining operations were suspended due to low copper prices and higher operating costs. In early 1999, the remaining operations were also suspended. Subsequent mine plans contemplated only open-pit mining and future development of leachable reserves and did not include underground mining because of higher underground mining costs and the planned inclusion of those reserves and resources in the open-pit mine.
To determine the fair value of Cobre’s assets, we performed a discounted cash flow analysis for the remaining ore reserves, using a 10-year historical moving average copper price, which in 2002, was lower than in prior years. The analysis resulted in a fair value of $49.6 million for the respective long-lived assets and yielded an impairment charge of $115.5 million. At that time, Cobre’s mine plan contemplated producing copper concentrates that would be processed at the Chino smelter. Accordingly, we allocated the impairment to the two mills. The underground ore reserves were written off and only mining properties with millable reserves had value allocated. Based on the guidance provided in paragraph 14 of SFAS No. 144, we allocated the impairment charge on a pro rata basis to the current carrying value of the respective long-lived assets.
The following table provides the allocation of the 2002 impairment charge to Cobre’s long-lived assets:

($ in millions)
		Approximate
		Pro Rata	Allocation of	Adjusted
	Carrying	Allocation	Impairment	Carrying
Asset Group	Value	Factor	Charge	Value
Buildings, machinery and equipment	$36.5	22%	$24.9	$11.6
Mining properties	126.8	77%	89.4	37.4
Other	1.8	1%	1.2	0.6

Total	$165.1	100%	$115.5	$49.6
In 2005, we determined the Cobre mine was again impaired (refer to our response to Question 8, for further discussion of Cobre’s 2005 impairment charge). The 2005 recoverability analysis of Cobre’s assets was based on an analysis of undiscounted cash flows, reflecting higher projected acid, external smelting and concentrate freight costs due to the decision to permanently close the Chino smelter. Additionally, as the Chino smelter was permanently closed, the analysis also reflected higher estimated restart and operating costs of running the Cobre mill and increased costs for building a tailing pipeline from Cobre to the Chino mine based on the then-recent engineering evaluation. This resulted in the Cobre millable reserves no longer being economical. The reserve table and footnote (3) on page 15 of our 2005 10-K indicates that there are no millable reserves remaining at Cobre. In future filings, we will revise our disclosure to clarify that the higher estimated restart and operating costs associated with running the Cobre mill and the increased costs for building a tailing pipeline from Cobre to the Chino mine was used only for our analysis of projected cash flows and that the current development plan does not include the operation of the Cobre mill.
Higher acid, external smelting and concentrate freight costs directly resulted from the decision to permanently close the nearby Chino smelter. Previously, Cobre had obtained lower-cost acid from the Chino smelter. Upon the decision to close the Chino smelter, the long-term operating plan reflected that Cobre would have to obtain acid from third-party sources (an increase from approximately $25 per ton to $60 per ton). Additionally, the closure of the

Chino smelter would require Cobre to transport its concentrates longer distances to the Miami smelter at approximately $23 per ton and overseas to third parties at approximately $85 per ton for processing versus concentrate freight charges of approximately $15 per ton when transported to the Chino smelter.
The reduction of Cobre reserves in 2005 was principally based on the following updated information and higher projected cost estimates to restart and operate the mill:
(i)	In 2004, an independent engineering analysis determined that the tailing dam at Cobre did not have sufficient capacity for the mill reserves and would require buttressing for stability. As sufficient time was not available in 2004 to complete a detailed engineering estimate for the pipeline that we determined would be used to address the stability issue, a cost estimate of $8.5 million was based on factoring recent engineering estimates for pipelines at the Chino and Ojos del Salado operations, and the assumption that the tailing could be handled by Chino’s thickeners and pipelines to its tailings dam. Upon completion of a detailed engineering estimate in 2005, the tailings cost estimate was increased to $30.5 million based on the requirements for Cobre’s heavy magnetite laden tailing material, the inability for Chino to handle the tailing from Cobre and the resulting requirement to build a pumping system and pipeline extension of nine miles to Chino’s Tailing Dam 7.

(ii)	Based on our experience with the Chino mill restart in 2004, a revised detailed internal mill operating and restart capital cost estimate was prepared in the 2005 first quarter. It was also determined to be more cost-effective to only start Cobre mill #2 and expand it from 8,000 tons per day to 12,000 tons per day than to operate both mills.
These updated cost estimates resulted in millable reserves no longer being economic at our long-term copper price and cost forecasts. Therefore, the Cobre mill reserves were written off and the only reserves remaining are leach reserves. Certain former mill reserves of leachable mineralogies were added to existing leach reserves. The timing of the projected start up of the Cobre operation was delayed from 2008 to 2013.
The following table summarizes Cobre’s changes in reserves from 2001 to 2005:

(in millions)
	2001	2002	2003	2004	2005

Mill ore (in tons)	132.2	57.6	57.6	57.6	—
Saleable copper (in pounds)	1,688	541	541	541	—
Leach ore (in tons)	98.0	77.8	77.8	77.8	110.0
Saleable copper (in pounds)	326	281	285	285	481
Tyrone, page 4
16.	You state that the Tyrone operation had impairment charge of $210.5 million related to the change in the regional mining/processing plan, which resulted in higher acid costs, accelerated and increased reclamation costs to the perimeter stockpiles, and a reduction in the reserve estimate. Generally disclose these impairment charges in a table and indicate the tonnage, grade, salable copper pounds affected by these reserve reductions. Explain how the present acids cost and freight charges have changed in the last three years and how these costs impacted the reserve estimates. In a table compare the present costs of acid & freight to those costs used to calculate reserves.
Company Response
In 2005, we determined that the Tyrone mine was impaired, (refer to our response to Question 8 for further discussion of Tyrone’s 2005 impairment charge). The discounted cash flow analysis prepared to determine the value of Tyrone’s assets was based on the corresponding LOM plan, which included fundamental changes to the LOM cash flows, resulting from higher than expected acid costs and the decision to accelerate reclamation of portions of stockpiles around the mine perimeter. The impact of these assumptions increased costs and decreased Tyrone’s copper ore reserves by approximately 155 million pounds, or 14 percent. Tyrone’s decrease in its copper ore reserves primarily resulted from the redesign of Tyrone’s Little Rock pit based on a haul road design currently permitted by the state of New Mexico, which ultimately reduced the size of the overall pit limits. Additionally, the Company is projecting that fewer pounds will be mined from Tyrone as a result of higher acid prices and mining costs. The following table provides the changes in reserves for Tyrone as a result of the 2005 impairment analysis and the then-current LOM plan:

	2004	June 2005	Reduction
Leach ore (in million tons)	274.7	242.2	32.5
Grade	0.31%	0.31%	—
Saleable copper (in million pounds)	1,073	918	155

	2004	2005	Increase
Delivered acid costs:
Per ton	$31	$51	$20
In millions	$61	$90	$29
Higher acid costs primarily resulted from the decision to permanently close the Chino smelter. Previously, Tyrone’s operating plan reflected obtaining lower-cost acid from the nearby Chino smelter and the Miami smelter. Upon the Board’s decision to close the Chino smelter, the long-term operating plan reflected that Tyrone would have to obtain acid from third-party sources in addition to the Miami smelter (an increase from approximately $31 per ton used in 2003 and 2004 to $51 per ton in 2005, which represents the blended costs of third-party acid and internally-sourced acid). However, it continues to be economic for us to mine our remaining leachable reserves even at these higher acid costs.
Additionally, as there has been no change in the facility location that processes Tyrone’s copper cathodes, estimated product freight charges are projected to remain at approximately 3 cents per pound.

In future filings, we will disclose, in tabular format, the significant assumptions used in the impairment analysis and the major impacts on reserves, saleable copper and other meaningful measures.
Primary Molybdenum Segment, page 6
17.	Molybdenum accounts for a quarter of your company’s revenue and is a significant by-product of your copper mining operations. Please disclose the mill feed ore tonnage, the molybdenum grade for the Henderson mill, the estimated metallurgical recovery, and the molybdenum pounds produced. In addition disclose the average molybdenum grade and metallurgical recoveries, the pounds molybdenum concentrate produced for the mill ore at Bagdad, Sierrita, and the Chino Mines. Did Cerro Verde produce a molybdenum concentrate? Is this production part of the future expansion at Cerro Verde?
Company Response
The following table provides actual molybdenum production, tons milled, molybdenum grade and metallurgical recovery for the Henderson, Sierrita, Bagdad and Chino mines as of and for the year ended December 31, 2005:

	Henderson	Sierrita	Bagdad	Chino
Molybdenum production (in thousand pounds)	32,201	18,610	10,952	543
Molybdenum milled (in thousand tons)	8,158	39,199	26,592	12,604
Molybdenum grade	0.22%	0.03%	0.03%	0.01%
Molybdenum recovery	89.4%	82.1%	69.0%	16.7%
On page 10 of our 2005 10-K, we provide disclosure of molybdenum production by primary and the aggregate of by-product mines. In future filings, we will expand our disclosure to show molybdenum production at the individual significant by-product mines (Sierrita and Bagdad).
On page 15 of our 2005 10-K, we provide disclosure of the estimated molybdenum grade contained in our millable reserves for each of these mines at December 31, 2005, and on page 16 of our 2005 10-K, we provide disclosure of the average expected molybdenum metallurgical recovery for these mines as of December 31, 2005. In future 10-K filings, we will include disclosure of the molybdenum milled by primary and by-product mining operations.
During 2005, Cerro Verde did not produce any molybdenum concentrate; however, the expansion of the Cerro Verde mine is expected to result in the production of molybdenum concentrate beginning in late 2006. In future filings, we will include any production of molybdenum concentrate from the Cerro Verde mine in our disclosure of molybdenum production, if considered significant.

Phelps Dodge Copper Production by Source, page 9
18.	Disclose the effects the concentrate leach project had at the Bagdad Mine. Did this facility change the mill feed/leach tonnage, grades, recoveries, salable copper production? Was this facility more cost effective than conventional process operations, were the freight and smelting costs reduced, and did this facility allow you to process additional lower grade ores? Was there an impact on the reserve estimates due to the change in cost profile?
Company Response
Concentrate-leach technology was constructed at the Bagdad mine in order to demonstrate the technical viability of this alternative method of converting copper in concentrates to copper cathode. The plant was commissioned in the 2003 first quarter and achieved full production in the 2003 second quarter. During 2003 and most of 2004, the facility was operated in high-temperature conditions, designed to generate sulfuric acid for use in leaching operations at Bagdad as well as to produce copper cathode from the concentrate processed in the facility. The facility was designed to process approximately 18 percent of the copper concentrate produced at Bagdad. The facility provided a small economic benefit to Bagdad based on concentrate transportation, smelting and refining costs, and acid cost. The concentrate leaching operation provided a small increase in copper recovery for the portion of concentrate processed through the concentrate-leaching facility compared with the recovery through conventional smelting and refining (approximately 1 to 2 percent higher). However, the overall recovery and cost benefit was not sufficient to change the mill feed/leach tonnage, ore grades or to significantly affect salable copper production.
As discussed on page 3 of our 2005 10-K, in early 2005, this plant was converted to operate at medium-temperature conditions to further prove and demonstrate alternative technology that generates significantly less sulfuric acid and requires less oxygen than the high-temperature process. The plant was operated in this mode for seven months, which resulted in higher operating costs during 2005.
The facility constructed at Bagdad is a demonstration plant, although at a significant scale by industry standards. The investment was made to enable the effective development of technology for use on a commercial scale at our operations and projects in the future, and to help consolidate and maintain our competitive position in the copper industry.
At full commercial scale of operation in suitable applications, this technology is expected to reduce processing costs and could, under certain circumstances, allow the processing of lower grade ores. There has been no impact on the reserve estimates at Bagdad associated with the minor changes in its cost profile due to the relatively low tonnage being processed.
In future 10-K filings, we will state because the concentrate-leach project is a demonstration plant, it has minimal economic impact.

Ore Reserves, page 14
19.	Disclose the cutoff grade used to estimate reserves at your operating properties and distinguish between leach and milling ores. Disclose all relevant economic factors and metallurgical recoveries. In the event a copper equivalent cutoff grade is used, please provide all the economic and metallurgical factors that were used in that calculation.
Company Response
In general, reserves are determined by computer programs that use complex algorithms to set pit limits and create optimized cutoff grade production strategies that maximize the net present value and return on investment for each property. Hence, in most cases, cutoff grades used in the determination of the reported reserves will vary by year, as well as by process, by mineralization type and will also be impacted by the credits from by-products.
Precious metal credits in concentrates are estimated and subtracted from downstream treatment costs. Molybdenum by-product credits are estimated on a block-by-block basis in the determination of what is ore, leach material or waste in setting pit limits for operations like Sierrita, Bagdad, Cerro Verde and Chino. The block dollar net values are used in the determination of the optimized production strategy to maximize the net present value of the future cash flows. Marginal blocks may be moved to a waste stockpile or stockpiled for future mill processing in order to fully utilize the current plant capacity and to produce more salable product in the short to medium term. The lowest cutoff grade utilized is based on the net block value of a waste block which is defined as the internal cutoff grade (cutoff grade excludes mining costs).
The equivalent copper formula (1) for molybdenum is determined using the molybdenum factor formula (2) as follows:

EqCu = TCu + (Mo × Moly Factor)	(1)

(2)
A number of operations consist of both ROM leach and crushed-leach processes. In these cases (Cerro Verde, El Abra, Morenci and the future Safford operation), a balancing cutoff grade is employed to define the crushed-leach tonnages. Due to crusher capacity limitations and production goal to fully utilize the tankhouse, the crushed leach cutoff is commonly set higher than the balancing cutoff grade, and the marginal material is sent to ROM leaching that has lower recoveries and costs. The same applies to those sulfide reserves that can be milled or leached.

The life-of-mine schedule generated at the end of the year is used to finalize the estimated ore reserve tonnages for milling, crushed leach and ROM leach.
A table providing further information addressing the economic factors and recoveries relevant to the cutoff grades used at our operations has been supplementally provided to you under separate cover. We do not intend to include this information in future 10-K filings.
20.	Disclose whether or not a reserve audit has been performed over the last three years.
Company Response
We utilize a third party to audit three reserve properties each year with a target of covering all 14 reporting properties over a five-year period. Phelps Dodge has had third-party reserve audits completed on the following nine properties during the past three years:
•	12/31/2005 Reserve Audits
–	Candelaria by Chlumsky, Armbrust & Meyer of Lakewood, CO

–	Ojos del Salado by Chlumsky, Armbrust & Meyer of Lakewood, CO

–	Climax by Pincock, Allen & Holt, Inc. of Lakewood, CO
•	12/31/2004 Reserve Audits
–	Henderson by Pincock, Allen & Holt, Inc. of Lakewood, CO

–	Cerro Verde by Chlumsky, Armbrust & Meyer of Lakewood, CO

–	Tyrone by IMC of Tucson, AZ
•	12/31/2003 Reserve Audits
–	Sierrita by Pincock, Allen & Holt, Inc. of Lakewood, CO

–	Bagdad by Pincock, Allen & Holt, Inc. of Lakewood, CO

–	El Abra by Chlumsky, Armbrust & Meyer of Lakewood, CO
•	Prior to 2003, reserve audits and third party reviews were conducted as needed. For the reserves reported as of 12/31/2002, the following third-party reserve audits were completed:
–	Morenci by Pincock, Allen & Holt, Inc. of Lakewood, CO

–	Chino by Pincock, Allen & Holt, Inc. of Lakewood, CO

–	Candelaria by IMC of Tucson, AZ
In future 10-K filings, we will disclose each year, in the Ore Reserves section (pages 14 to 18 of the 2005 10-K), that on a rotational basis, three properties’ reserves are reviewed by a third-party consultant.
Our Copper Price Protection programs May Cause Significant Volatility in Financial Performance, page 34
21.	Summarize by year your commodity hedging experience for the last three years, including the commodities involved, the average prices for production sold under the hedging contracts, and losses incurred. Disclose with footnotes any unusual features of your hedging contracts that can materially affect the fair value of a contract.

Company Response
Included on pages 138 to 140 in Note 22, Derivative Financial Instruments and Fair Value of Financial Instruments, to our 2005 10-K is a detailed description of our price protection programs.
Following is a table summarizing that information for the years ended December 31, 2005, 2004 and 2003:

(in millions)
		Expired Derivative		Open Derivative
		Positions		Positions
Hedge Program		Realized	Hedged	Open		Unrealized
(units)	Year	Gain/(Loss)	Sales Price	Positions		Gain/(Loss)

N.A. Diesel Fuel Protection	2003	$1.4	—	37.4		$0.2
(gallons)	2004	$9.6	—	10.7		$0.0
	2005	$2.1	—	8.5		$0.5

N.A. Natural Gas Protection	2003	$2.4	—	7.5		$0.0
(decatherms)	2004	$2.4	—	1.9		$0.0
	2005	$3.3	—	—		—

PDI Fixed Price Cable Sales	2003	$0.5	—	10.4		$0.8
(pounds)	2004	$1.6	—	30.1		$1.9
copper, aluminum, lead	2005	$3.3	—	38.3		$8.3

Domestic Fixed Copper Sales	2003	$10.6	$0.81/lb.	52.8		$5.4	(2)
(pounds, $/pound)	2004	$27.7	$1.29/lb.	62.4		$8.4	(2)
	2005	$77.7	$1.71/lb.	84.9		$18.6	(2)

COMEX/LME Arbitrage	2003	—	—	—		—
(pounds, $/pound)	2004	—	—	75.5		$0.3
	2005	($1.5)	$1.69/lb.	36.4		($1.7)

Copper Price Protection	2003	—	—	—		—
(pounds, $/pound)	2004	—	—	650.1		($0.6)
	2005	($187.2)	$1.38/lb.	2,344.0	(1)	($224.0	)(3)

Candelaria Copper Swap	2003	—	—	17.9		$1.5
(pounds, $/pound)	2004	($10.5)	$1.33/lb.	130.2		($10.9)
	2005	($82.8)	$1.68/lb.	91.8		($14.0)

Gold Sales Price Protection	2003	($0.1)	$372/oz.	0.1		($2.2)
(ounces, $/ounce)	2004	($1.5)	$395/oz.	0.1		$0.0
	2005	($0.3)	$448/oz.	0.1	(1)	($3.4)

Silver Sales Price Protection	2003	—	—	—		—
(ounces, $/ounce)	2004	—	—	0.7	(1)	$0.0
	2005	$0.0	$7.32/oz.	1.2	(1)	($0.3)

S.A. Diesel Fuel Protection	2003	$0.2	—	18.1		$0.0
(gallons)	2004	$3.8	—	5.7		$0.0
	2005	$1.2	—	5.4		$0.3

(1)	Zero-premium collar sold calls settle on the annual average index price whereas the physical sales settle on the monthly average index price.

(2)	Included SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, qualifying magnet wire hedge gains of $1.1 million, $1.6 million and $4.0 million for 2003, 2004 and 2005, respectively.

(3)	Unrealized loss included premium expense.

In future filings, we will also include a tabular summary of our material commodity derivative instruments by year, similar to the above example.
22.	Consistent with FRR 48, under a separate subheading titled “Hedge Policy,” outline your purpose and strategy for hedging commodity prices, and disclose your current policy limits on the amount of hedging you do. If you have one, please provide a copy of your formal hedging policy, separate from this filing. Disclose past policies, disclose who sets and changes this policy and discuss your internal controls on hedging activities. Disclose your policy about trading for your own account. Outline your plans for future use of commodity hedging. In that today’s hedging positions might be quickly changed or unwound, elaborate on what your long-term policy is on managing your hedging position.
Company Response
In accordance with Regulation S-X, Article 4, Rule 4-08(n), Accounting policies for certain derivative instruments, the Company has disclosed our Hedging Programs accounting policy on pages 105 and 106 of our 2005 10-K, with supplemental information required by S-K Item 305 that was included on pages 34, 57 and 58, 84 to 87 and 138 to 141 of our 2005 10-K. The overall general purpose and strategy for our hedge programs is detailed on page 84 and 105 of the 2005 10-K, in that we do not purchase, hold or sell derivative financial instruments unless we have an existing asset or obligation or we anticipate a future activity that is likely to occur and will result in exposing us to market risk. We do not enter into any instruments for speculative purposes. We use various strategies to manage our market risk, including the use of derivative instruments to limit, offset or reduce our market exposure. Derivative financial instruments are used to manage well-defined commodity price, energy, foreign exchange and interest rate risks from our primary business activities.
The following provides summarized information regarding the Company’s hedging programs, which has also been detailed on pages 84 to 87 of our 2005 10-K:
(i)	Phelps Dodge desires to sell all copper production at the month of shipment average index price, which is the average closing COMEX copper price for domestic sales and the average closing LME copper price for international sales. To the extent copper purchases or customer sales contracts are not priced at the month of shipment average index price, we may utilize derivatives to manage this price risk exposure such that the sales price achieved is the month of shipment average index price.

(ii)	Phelps Dodge may want to establish a minimum selling price for a certain portion of production, including copper, gold and silver. In order to achieve this objective, we may enter into purchased put options or zero-premium, min-max collars (simultaneously purchase a put option and sell a call option). The purchased put option establishes a minimum selling price floor, or strike price, for the hedged commodity whereas the zero-premium, min-max collars establish both a minimum selling price floor as well as a maximum selling price ceiling.

(iii)	Phelps Dodge Industries (PDI) processes base metals into finished products, such as power lines or cables, and may sell these finished products at a fixed price per the customers’ request. The raw material used to manufacture the finished goods is purchased at the average LME price, which creates a price risk exposure that may impact

PDI margins. As such, PDI will enter into fixed-float base metal swaps to substantially offset this price risk by converting the floating purchase price of the raw material into the fixed selling price agreed with the customer.

(iv)	Phelps Dodge consumes a substantial amount of diesel fuel, natural gas and feedstock oil as part of the manufacturing process. In order to manage the prices paid for these energy commodities, we may enter into purchased call options and/or fixed-price swaps. The purchased call options provide for a maximum purchase price, or strike price, while retaining the ability to participate in prices below the strike price. The fixed-price swaps establish a fixed purchase price for the commodity during the hedge period.
In addition to the information provided in our 2005 10-K, the following discussion is provided for information purposes. This information will not be included in future filings as it is not required by FRR 48, Regulation S-X 4-08, Regulation S-K Item 305 or SFAS No. 133.
We maintain a formal hedging policy, Phelps Dodge Global Risk Management Policy (Global Policy), a copy of which has been supplementally provided to you under separate cover. The Global Policy is intended to be an over-arching document governing all risk management activities. In addition, Phelps Dodge has three program-specific commodity policy documents, covering fixed-price copper sales, fixed-price wire and cable sales, and energy procurement. The program-specific procedures govern specific, narrowly defined derivative risk management activities.
Policies are established by and change recommendations approved by senior management, including the Commodity Risk Management Committee. Additionally, if applicable, the establishment of policies and change recommendations are approved by the business unit senior management. Hedging limits for a certain portion of production, including copper, gold and silver are set by senior management. The base metals policy for PDI dictates that every fixed price cable sale must be hedged in the manner discussed in the description above to protect margins. The energy commodities (including diesel fuel, natural gas and feedstock oil) policy recommends up to 75 percent of purchased energy commodity exposures be hedged.
Phelps Dodge utilizes a three-pronged segregation of duties strategy in managing internal controls over the risk management process: (i) senior management oversees hedge programs by authorizing all hedge strategies and related trade executions, (ii) all hedge transactions are reconciled to management-approved hedge authorizations, trade counterpart confirmations and underlying exposures independent of the trading staff and (iii) trade counterpart cash settlements (i.e., margin calls, premium payments and maturity expiration settlements) related to derivative transactions are approved independent of the trading staff and processed by treasury personnel. Speculative trading activity is strictly prohibited. We do not purchase, hold or sell derivative financial instruments unless we have an existing asset or obligation or we anticipate a future activity that is likely to occur and will result in exposing us to market risk.
Phelps Dodge has established policies and related ongoing risk management programs to protect a variety of commodity price risks. As such, we do not currently have plans to materially change the hedging activities we are engaged in. Generally, the only reason an existing hedge position may be unwound or modified is if the related underlying exposure were to change in characteristic rendering the related hedge ineffective. The hedge or exposure would then be modified to re-establish a valid hedge-to-physical exposure relationship. Under certain market conditions, senior management may authorize an adjustment to, or liquidation of, existing derivative hedge positions without a commensurate change in the identified price risk exposure.
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     Phelps Dodge acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its 2005 10-K, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2005 10-K and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     As noted above, we would be pleased to respond to any further questions you or other members of the Staff may have.
Sincerely,
/s/ S. David Colton

S. David Colton

Henderson Climax Colorado Operations Exhibit A.1

Miami Safford Morenci Bagdad Sierrita Arizona Operations Exhibit A.2

New Mexico Operation Tyrone Cobre Chino Exhibit A.3

Chile Operations Candelaria El Abra Ojos del Salado Exhibit A.4

Peru Operations Cerro Verde Exhibit A.5

Exhibit B.1

Exhibit B.2

Exhibit B.3